Exhibit 99.1

BMO Financial Group Reports First Quarter 2024 Results

EARNINGS RELEASE

BMO’s First Quarter 2024 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2024 are available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

First Quarter 2024 Compared with First Quarter 2023:

•	Net income of $1,292 million, compared with $133 million; adjusted net income[1,2] of $1,893 million, compared with $2,158 million

•	Reported earnings per share (EPS)[3] of $1.73, compared with $0.14; adjusted EPS[1,2,3] of $2.56, compared with $3.06

•	Provision for credit losses (PCL) of $627 million, compared with $217 million

•	Return on equity (ROE) of 7.2%, compared with 0.6%; adjusted ROE[1,2] of 10.6%, compared with 12.9%

•	Common Equity Tier 1 (CET1) Ratio[4] of 12.8%, compared with 18.2%

Adjusted1, 2 results in the current quarter and the prior year excluded the following items:

•	Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $313 million ($417 million pre-tax) in the current quarter.

•

A net accounting loss of $136 million ($164 million pre-tax) on the sale of a $9.6 billion (US$7.2 billion) portfolio of recreational vehicle loans related to balance sheet optimization in the current quarter.

•	Acquisition and integration costs of $57 million ($76 million pre-tax) in the current quarter, and $181 million ($239 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $84 million ($112 million pre-tax) in the current quarter, and $6 million ($8 million pre-tax) in the prior year.

•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $11 million ($15 million pre-tax) in the current quarter, and $6 million ($8 million pre-tax) in the prior year.

•

Loss of $1,461 million ($2,011 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	A one-time tax expense of $371 million in the prior year related to certain tax measures enacted by the Canadian government.

Toronto, February 27, 2024 – For the first quarter ended January 31, 2024, BMO Financial Group recorded net income of $1,292 million or $1.73 per share on a reported basis, and net income of $1,893 million or $2.56 per share on an adjusted basis.

“Against an uncertain economic outlook, we continued to demonstrate the strength and resilience of our diversified businesses and the benefit of strategic acquisitions. Although the environment has constrained revenue growth in market sensitive businesses in the near term, with the strength of our personal and commercial businesses and our sharp focus on positioning the bank effectively for long-term success by reducing expenses, optimizing our balance sheet, and growing customer relationships, we are poised to create significant value for our shareholders,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“With the integration of Bank of the West complete, we have achieved 100% of the US$800 million run-rate cost synergies to start the second quarter, and we’re delivering incremental operational efficiencies across the enterprise, resulting in a sequential decline in our expense base. We further strengthened our capital position, with a CET1 ratio of 12.8%. Credit quality remains well-managed and in line with our expectations, underpinned by strong underwriting and a proven track record of superior risk management through the cycle.

“BMO’s leadership in supporting a sustainable and inclusive future continued to be acknowledged, including ranking among the most sustainable companies on the Dow Jones Sustainability Indices. We are moving forward with a relentless focus on execution to drive continued client and revenue growth, bolstered by the full size and scale of our North American bank. Guided by our purpose and anchored by the strong foundation of our $1.3 trillion balance sheet, we are driving real financial progress for our customers and the communities we serve,” concluded Mr. White.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms in our First Quarter 2024 Report to Shareholders.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. For further information, refer to the Changes in Accounting Policies section in our First Quarter 2024 Report to Shareholders.

(3)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(4)	The CET1 Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group First Quarter 2024 Earnings Release 1

Concurrent with the release of results, BMO announced a first quarter 2024 dividend of $1.51 per common share, unchanged from the prior quarter and an increase of $0.08 or 6% from the prior year. The quarterly dividend of $1.51 per common share is equivalent to an annual dividend of $6.04 per common share. We also announced that commencing with the common share dividend declared for the second quarter of fiscal 2024, and subsequently thereafter until further notice, common shares under the dividend reinvestment and share purchase plan (DRIP) will be purchased on the open market without a discount.

Recent Acquisitions

On February 1, 2023, we completed our acquisition of Bank of the West, including its subsidiaries, from BNP Paribas. Bank of the West provides a broad range of banking products and services, primarily in the Western and Midwestern regions of the United States. The acquisition strengthens our position in North America with increased scale and greater access to growth opportunities in strategic new markets. We completed the conversion of Bank of the West customer accounts and systems to our respective BMO operating platforms in September 2023. The acquisition has been reflected in our results as a business combination, primarily in the U.S. P&C and BMO Wealth Management reporting segments.

On June 1, 2023, we completed the acquisition of the AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co. The AIR MILES business operates as a wholly-owned subsidiary of BMO. The acquisition was accounted for as a business combination, and included in our Canadian P&C reporting segment.

For more information on the acquisition of Bank of the West and AIR MILES, refer to Note 10 of the audited annual consolidated financial statements.

First Quarter 2024 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $921 million, a decrease of $30 million from the prior year, and adjusted net income was $925 million, a decrease of $26 million, both decreasing 3% from the prior year. Results reflected a 9% increase in revenue due to higher net interest income, driven by balance growth and higher margins, and higher non-interest revenue, more than offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $560 million, a decrease of $105 million or 16% from the prior year, and adjusted net income was $635 million, a decrease of $31 million or 5% from the prior year.

On a U.S. dollar basis, reported net income was $419 million, a decrease of $76 million or 16% from the prior year, and adjusted net income, which excluded amortization of acquisition-related intangible assets, was $475 million, a decrease of $21 million or 4%, as the inclusion of Bank of the West was offset by a muted U.S. banking environment. Reported results reflected higher revenue, more than offset by higher expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $240 million and adjusted net income was $241 million, both increasing $81 million or 52% from the prior year. Wealth and Asset Management reported net income was $187 million, and adjusted net income was $188 million, both decreasing $15 million or 7%, as higher revenue, driven by the inclusion of Bank of the West and growth in client assets, was more than offset by lower deposit balances and deposit margins, and higher expenses. Insurance net income was $53 million, an increase of $96 million from the prior year, primarily due to market-related impacts reflecting the transition to IFRS 17.

BMO Capital Markets

Reported net income was $393 million, a decrease of $95 million or 19% from the prior year, and adjusted net income was $408 million, a decrease of $87 million or 17%. Results primarily reflected lower Global Markets revenue, with lower trading revenue partially offset by higher underwriting and advisory fee revenue, and higher expenses, partially offset by a higher recovery of the provision for credit losses.

Corporate Services

Reported net loss was $822 million, compared with reported net loss of $2,130 million in the prior year, and adjusted net loss was $316 million, compared with adjusted net loss of $114 million in the prior year. Reported net loss decreased, primarily due to the adjusting items noted above. Adjusted net loss increased due to lower revenue, lower expenses and a higher provision for credit losses. The decrease in revenue was driven by higher earnings on the investment of unallocated capital in the prior year, in advance of the close of the Bank of the West acquisition, and the impact of treasury-related activities.

2 BMO Financial Group First Quarter 2024 Earnings Release

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.8% as at January 31, 2024, an increase from 12.5% at the end of the fourth quarter of 2023, with internal capital generation, common shares issued under the dividend reinvestment and share purchase plan, lower source-currency risk-weighted assets and unrealized gains on fair value through other comprehensive income securities, partially offset by the FDIC special assessment.

Credit Quality

Total provision for credit losses was $627 million, compared with a provision of $217 million in the prior year. The provision for credit losses on impaired loans was $473 million, an increase of $277 million from the prior year due to higher provisions in all of our lines of business. The provision for credit losses on performing loans was $154 million, compared with a provision of $21 million in the prior year. The $154 million provision for credit losses on performing loans in the current quarter was primarily driven by portfolio credit migration and model updates.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2023 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2023.

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis dated February 27, 2024 for the period ended January 31, 2024 (First Quarter 2024 Report to Shareholders) is incorporated by reference into this document. For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms section in our First Quarter 2024 Report to Shareholders which is available at www.sedarplus.ca.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

BMO Financial Group First Quarter 2024 Earnings Release 3

Measures net of insurance claims, commissions and changes in policy benefit liabilities

For periods prior to November 1, 2022, we presented adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage were calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A. Beginning the first quarter of 2023, we no longer report CCPB given the adoption and retrospective application of IFRS 17.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023

Reported Results

Net interest income	4,721	4,941	4,021
Non-interest revenue	2,951	3,378	1,078
Revenue	7,672	8,319	5,099
Provision for credit losses	(627)	(446)	(217)
Non-interest expense	(5,389)	(5,679)	(4,382)
Income before income taxes	1,656	2,194	500
Provision for income taxes	(364)	(484)	(367)
Net income	1,292	1,710	133
Diluted EPS ($)	1.73	2.19	0.14

Adjusting Items Impacting Revenue (Pre-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	(2,011)
Legal provision (recorded in revenue) (2)	(14)	(14)	(6)
Impact of loan portfolio sale (6)	(164)	-	-
Impact of adjusting items on revenue (pre-tax)	(178)	(14)	(2,017)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (4)	(76)	(582)	(239)
Amortization of acquisition-related intangible assets (5)	(112)	(119)	(8)
Legal provision (including legal fees) (2)	(1)	(2)	(2)
FDIC special assessment (7)	(417)	-	-
Impact of adjusting items on non-interest expense (pre-tax)	(606)	(703)	(249)
Impact of adjusting items on reported net income (pre-tax)	(784)	(717)	(2,266)

Adjusting Items Impacting Revenue (After-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	(1,461)
Legal provision (including related interest expense and legal fees) (2)	(10)	(10)	(5)
Impact of loan portfolio sale (6)	(136)	-	-
Impact of adjusting items on revenue (after-tax)	(146)	(10)	(1,466)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (4)	(57)	(433)	(181)
Amortization of acquisition-related intangible assets (5)	(84)	(88)	(6)
Legal provision (including related interest expense and legal fees) (2)	(1)	(2)	(1)
FDIC special assessment (7)	(313)	-	-
Impact of adjusting items on non-interest expense (after-tax)	(455)	(523)	(188)

Adjusting Items Impacting Provision for Income Taxes (After-tax)
Impact of Canadian tax measures (3)	-	-	(371)
Impact of adjusting items on reported net income (after-tax)	(601)	(533)	(2,025)
Impact on diluted EPS ($)	(0.83)	(0.75)	(2.92)

Adjusted Results

Net interest income	4,735	4,955	4,410
Non-interest revenue	3,115	3,378	2,706
Revenue	7,850	8,333	7,116
Provision for credit losses	(627)	(446)	(217)
Non-interest expense	(4,783)	(4,976)	(4,133)
Income before income taxes	2,440	2,911	2,766
Provision for income taxes	(547)	(668)	(608)
Net income	1,893	2,243	2,158
Diluted EPS ($)	2.56	2.93	3.06

(1)

Reported net income in Q1-2023 included losses of $1,461 million ($2,011 million pre-tax) related to the acquisition of Bank of the West, comprising $1,628 million of mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(2)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q1-2024 included $11 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q4-2023 included $12 million ($16 million pre-tax), comprising interest expense of $14 million and non-interest expense of $2 million; and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million and a non-interest expense of $2 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(3)	Reported net income in Q1-2023 included a one-time tax expense of $371 million related to certain tax measures enacted by the Canadian government, recorded in Corporate Services.
(4)

Reported net income included acquisition and integration costs, recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q1-2024 included $46 million ($61 million pre-tax); Q4-2023 included $434 million ($583 million pre-tax); and Q3-2023 included $363 million ($487 million pre-tax). Costs related to the acquisitions of Radicle and Clearpool were recorded in BMO Capital Markets: Q1-2024 included $10 million ($14 million pre-tax); Q4-2023 included a recovery of $2 million ($3 million pre-tax); and Q3-2023 included $1 million ($2 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in Canadian P&C: Q1-2024 included $1 million ($1 million pre-tax); Q4-2023 included $1 million ($2 million pre-tax); and Q3-2023 included $6 million ($8 million pre-tax).

(5)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group: Q1-2024 included $84 million ($112 million pre-tax); Q4-2023 included $88 million ($119 million pre-tax); and Q3-2023 included $85 million ($115 million pre-tax).

(6)

Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization of $136 million ($164 million pre-tax), recorded in Corporate Services.

(7)

Reported net income in Q1-2024 included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $313 million ($417 million pre-tax), recorded in non-interest expense in Corporate Services.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

4 BMO Financial Group First Quarter 2024 Earnings Release

Summary of Reported and Adjusted Results by Operating Segment

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q1-2024

Reported net income (loss)	921	560	1,481	240	393	(822)	1,292	184
Acquisition and integration costs	1	-	1	-	10	46	57	39
Amortization of acquisition-related intangible assets	3	75	78	1	5	-	84	59
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	11	11	8
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	313	313	231
Adjusted net income (loss) (2)	925	635	1,560	241	408	(316)	1,893	623

Q4-2023

Reported net income (loss)	922	591	1,513	351	472	(626)	1,710	364
Acquisition and integration costs	1	-	1	-	(2)	434	433	317
Amortization of acquisition-related intangible assets	3	79	82	1	5	-	88	61
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	12	12	8
Adjusted net income (loss) (2)	926	670	1,596	352	475	(180)	2,243	750

Q1-2023

Reported net income (loss)	951	665	1,616	159	488	(2,130)	133	(573)
Acquisition and integration costs	-	-	-	-	3	178	181	132
Amortization of acquisition-related intangible assets	-	1	1	1	4	-	6	4
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	6	6	5
Impact of Canadian tax measures	-	-	-	-	-	371	371	-
Adjusted net income (loss) (2)	951	666	1,617	160	495	(114)	2,158	661

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q1-2024	Q4-2023	Q1-2023
Reported net income	1,292	1,710	133
Net income attributable to non-controlling interest in subsidiaries	2	7	-
Net income attributable to bank shareholders	1,290	1,703	133
Dividends on preferred shares and distributions on other equity instruments	(40)	(125)	(38)
Net income available to common shareholders (A)	1,250	1,578	95
After-tax amortization of acquisition-related intangible assets	84	88	6
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,334	1,666	101
After-tax impact of other adjusting items (1)	517	445	2,019
Adjusted net income available to common shareholders (C)	1,851	2,111	2,120
Average common shareholders’ equity (D)	69,391	67,359	64,982
Goodwill	(16,158)	(16,462)	(5,283)
Acquisition-related intangible assets	(2,745)	(2,904)	(115)
Net of related deferred tax liabilities	1,007	1,050	266
Average tangible common equity (E)	51,494	49,044	59,850
Return on equity (%) (= A/D) (2)	7.2	9.3	0.6
Adjusted return on equity (%) (= C/D) (2)	10.6	12.4	12.9
Return on tangible common equity (%) (= B/E) (2)	10.3	13.5	0.7
Adjusted return on tangible common equity (%) (= C/E) (2)	14.3	17.1	14.0

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

BMO Financial Group First Quarter 2024 Earnings Release 5

Return on Equity by Operating Segment (1)

	Q1-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	911	547	1,458	238	384	(830)	1,250	179
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	22.8	6.5	11.8	20.3	11.6	na	7.2	2.2

Adjusted (3)

Net income available to common shareholders	915	622	1,537	239	399	(324)	1,851	618
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	23.0	7.4	12.4	20.4	12.0	na	10.6	7.6

	Q4-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	912	575	1,487	349	464	(722)	1,578	355
Total average common equity	13,840	32,164	46,004	4,813	12,041	4,501	67,359	30,449
Return on equity (%)	26.1	7.1	12.8	28.8	15.2	na	9.3	4.6

Adjusted (3)

Net income available to common shareholders	916	654	1,570	350	467	(276)	2,111	741
Total average common equity	13,840	32,164	46,004	4,813	12,041	4,501	67,359	30,449
Return on equity (%)	26.3	8.1	13.5	28.9	15.3	na	12.4	9.6

	Q1-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	942	657	1,599	157	479	(2,140)	95	(581)
Total average common equity	12,083	13,932	26,015	4,005	12,091	22,871	64,982	16,916
Return on equity (%)	30.9	18.7	24.4	15.5	15.7	na	0.6	(13.6)

Adjusted (3)

Net income available to common shareholders	942	658	1,600	158	486	(124)	2,120	653
Total average common equity	12,083	13,932	26,015	4,005	12,091	22,871	64,982	16,916
Return on equity (%)	30.9	18.7	24.4	15.6	15.9	na	12.9	15.4

(1)	Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Group Results section.
(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 na – not applicable

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2024, our capital allocation rate increased to 11.5% of risk weighted assets, compared with 11.0% in 2023, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed at least annually.

6 BMO Financial Group First Quarter 2024 Earnings Release

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2024 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; plans for the combined operations of BMO and Bank of the West; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the anticipated benefits from acquisitions, including Bank of the West, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; cyber and cloud security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resiliency; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risks; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; technological innovation and competition; changes in monetary, fiscal or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report, and the Risk Management section in our First Quarter 2024 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2023 Annual Report, as updated in the Economic Developments and Outlook section in our First Quarter 2024 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2023 Annual Report, as updated in the Allowance for Credit Losses section in our First Quarter 2024 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group First Quarter 2024 Earnings Release 7

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2023 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 27, 2024, at 8.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until March 29, 2024, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 3927329#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2023 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2023 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2024

The next Annual Meeting of Shareholders will be held on Tuesday, April 16, 2024.

® Registered trademark of Bank of Montreal

8 BMO Financial Group First Quarter 2024 Earnings Release